Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”).

Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Biotechnologies Ltd. and its subsidiary, LightSolver Ltd., or LightSolver, and our wholly owned subsidiary, CollPlant Ltd. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of CollPlant Biotechnologies Ltd.

References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares no par value. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

On September 4, 2026, we effected a 1-for-10 reverse share split of our ordinary shares, and all share and per-share amounts presented herein have been adjusted retrospectively to reflect the reverse share split.

Forward-Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the risk that the anticipated benefits of the acquisition of LightSolver are not realized, or are not realized within the expected timeframe;

●	risks associated with integrating LightSolver’s business, operations and personnel;

●	LightSolver’s ability to achieve anticipated technological and commercial milestones; uncertainties regarding market acceptance and adoption of LightSolver’s technology;

●	the ability to develop and commercialize LightSolver’s products and technology successfully;

●	our history of significant losses, and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our ability to establish and expand strategic partnerships and other corporate collaborations;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	the impact of competition and new technologies;

●	statements as to the impact of the political and security situation in Israel on our business; and
●	our ability to maintain compliance with Nasdaq listing requirements;

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in the following discussion. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are an innovative technology company operating at the intersection of deep-tech computing and advanced biotechnology. Through our subsidiary LightSolver, we are advancing the development of proprietary all-optical laser based computing architectures designed to resolve the world’s most demanding computational bottlenecks across artificial intelligence, aerospace, financial engineering, and high-performance computing. Concurrently, we remain a leader in regenerative medicine, pioneering plant-derived recombinant human collagen (rhCollagen) technologies for 3D bioprinting of tissues and organs and medical aesthetics.

Following the closing of the acquisition of LightSolver as described below, LightSolver operates as our subsidiary, and our operations include both our existing regenerative and aesthetic medicine business and LightSolver’s photonic computing business, focused on the development and commercialization of its Laser Processing Unit (LPU) technology. As we enter the photonics market, we intend to continue to evaluate and manage our existing regenerative and aesthetic medicine business and actively pursue strategic collaborations with global leaders interested in integrating our rhCollagen technology into their development pipelines.

Acquisition of Lightsolver

On August 29, 2026, we entered into a Share Purchase Agreement dated as of August 29, 2026, or the Purchase Agreement, with LightSolver and the current shareholders of LightSolver, or the Sellers for the purchase of all of the issued and outstanding share capital of LightSolver, or the Acquisition. The closing of the Acquisition occurred on September 3, 2026. Subsequently, on September 30, 2026, we entered into an amendment to the Purchase Agreement providing that all outstanding vested and unvested Section 3(i) options of LightSolver will be assumed by us and converted into options to purchase our ordinary shares, rather than requiring vested Section 3(i) options to be exercised in connection with the Acquisition, and revising the capitalization table and allocation schedule attached to the Purchase Agreement.

In consideration for the Acquisition, we agreed to issue to the Sellers the following securities, which we refer collectively to as the “Consideration Securities”: (i) an aggregate of 336,103 of our ordinary shares representing 17.8% of our outstanding ordinary shares prior to entering into the Purchase Agreement, or the Closing Shares; (ii) pre-funded warrants to purchase an aggregate of 668,448 of our ordinary shares, or the Pre-Funded Warrants, and (iii) three series of milestone-based warrants to purchase an aggregate of 22,231,164 of our ordinary shares, or the Milestone Warrants, consisting of (a) Series 1 Milestone Warrants exercisable for up to 2,455,120 ordinary shares, (b) Series 2 Milestone Warrants exercisable for up to 9,553,640 ordinary shares, and (c) Series 3 Milestone Warrants exercisable for up to 10,222,404 ordinary shares, with each series becoming exercisable upon the achievement of a separate operational milestone as set forth in the Purchase Agreement. The purchase price of each Pre-Funded Warrant and Milestone Warrant is $0.0001 per ordinary share. In addition, we agreed to issue to certain holders of outstanding and unvested options of LightSolver, options to purchase an aggregate of 385,198 of our ordinary shares, or the Rollover Options.

The Pre-Funded Warrants, the Milestone Warrants and Rollover Options are subject to an equity issuance limitation designed to comply with Nasdaq Listing Rule 5635, or the Equity Blocker. Accordingly, unless and until we obtain any required shareholder approval under Nasdaq rules, we will not be required to issue ordinary shares upon the exercise of such securities to the extent doing so would exceed the applicable issuance threshold under Nasdaq Listing Rule 5635. If a holder seeks to exercise warrants in a manner that would exceed such limit, we are required to promptly seek the requisite shareholder approval and will continue to resubmit the matter for shareholder approval, if necessary, until such approval is obtained. Until shareholder approval is received, any portion of the applicable warrants or awards that would exceed the Nasdaq issuance limit will remain outstanding and exercisable, but the underlying shares may not be issued.

One outstanding Simple Agreement for Future Equity (SAFE) previously issued by LightSolver with an aggregate purchase amount of $2.0 million was not converted in connection with the Acquisition and will remain outstanding following the closing in accordance with its terms. The SAFE provides the holder with the right to receive equity securities of LightSolver upon the occurrence of certain future financing transactions and for certain cash or equity settlement rights in connection with a change of control or other liquidity events. Accordingly, the SAFE may result in future dilution to our ownership interest in LightSolver and, indirectly, to our shareholders.

Effective at closing, we appointed Dr. Ruti Ben Shlomi to our board of directors to serve until our next annual general meeting.

The Purchase Agreement permits us to monetize certain regenerative and aesthetic medicine assets following closing, with 20% of the resulting net proceeds payable to certain designated officers of us and the remaining proceeds retained by us.

The Purchase Agreement contains customary representations, warranties, covenants, conditions to closing and indemnification obligations of us and the Sellers. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Further, pursuant to the Purchase Agreement, we agreed to file a registration statement on Form F-1 (or Form F-3, if then available) with the SEC within 75 days following the closing, covering the resale of the Closing Shares and ordinary shares issuable upon exercise of the Pre-Funded Warrants and Milestone Warrants, and to use our best efforts to cause such registration statement to be declared effective within 180 days following the closing (or 210 days if the SEC reviews and has comments on the registration statement).

H.C. Wainwright & Co., LLC, or Wainwright, acted as advisor to us and in connection with the Acquisition, we entered into a finder agreement pursuant to which we agreed to issue Wainwright (or its designees) warrants (the “Finder Warrants”) to purchase 200,000 of our ordinary shares at an exercise price of $3.60 per share upon closing of the acquisition. The warrants will have a five-year term following initial exercise date and the exercisability of the warrants shall be subject to shareholder approval.

Rodman & Renshaw, LLC, or R&R, acted as advisor to LightSolver and in connection with the Acquisition and on September 24, 2026, we and LightSolver entered into an agreement with R&R, or the R&R Agreement providing for the issuance to R&R of the following: (i) a pre-funded warrant to purchase 69,487 of our ordinary shares and milestone warrants to purchase an aggregate of 1,111,558 of our ordinary shares, the exercise of which shall be subject to the same milestone triggers as the Consideration Securities, or the Advisor Acquisition Securities, (ii) a contingent pre-funded warrant to purchase 106,294 of our ordinary shares for each $6.25 million of gross proceeds in certain equity and debt financing and grants or sales of certain assets up to a maximum of pre-funded warrants to purchase 425,176 of our ordinary shares, or the Contingent Pre-Funded Warrants, and (iii) a pre-funded warrant to purchase 18,761 of our ordinary shares and milestone warrants to purchase an aggregate of 300,120 of our ordinary shares, the exercise of which shall be subject to the same milestone triggers as the Consideration Securities or the Advisory Securities. We and LightSolver also entered into an agreement on substantially similar terms as the R&R Agreement with another advisor granting to such advisor Advisor Acquisition Securities, Contingent Pre-Funded Warrants and Advisory Securities and who is acting in an advisory role to LightSolver. The issuance of ordinary shares underlying the Advisor Acquisition Securities, Contingent Pre-Funded Warrants and Advisory Securities to both such parties will be subject to shareholder approval. Pursuant to an instruction from LightSolver, the Advisor Acquisition Securities and Advisory Securities issuable to such advisors will be deducted from the Consideration Securities otherwise issuable under the Purchase Agreement.

Financial Operations Overview

Revenues

Our ability to generate significant revenues will depend on the successful commercialization of the LightSolver technology and on our ability to establish and maintain business collaborations with leading companies for 3D bioprinting of organs and tissues, and for medical aesthetics. In the six months ended June 30, 2026, we generated revenues of $0.2 million, compared to $2.2 million for the six months ended June 30, 2025. The decrease was primarily due to a $2.0 million development milestone payment from a former business collaborator of our medical aesthetics business, which was recognized as revenue in 2025 and did not recur in the current period.

Our revenues are recorded in the amount of consideration to which we expect to be entitled in exchange for performance obligations upon transfer of control to the customer.

Cost of Revenues

Cost of revenues in our proprietary products and services includes expenses for the manufacturing of products such as raw materials, payroll, utilities, laboratory costs, share-based compensation and depreciation. Cost of revenue also includes royalties to the Israeli Innovation Authority (“IIA”) and provisions for inventory write-downs and other manufacturing-related costs.

For more information, see “Item 3.D. Risk Factors—Risks Related to Our Financial Position and Capital Requirements—The IIA grants we have received in the past for research and development expenditures may restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions” in the Annual Report on Form 20-F as of and for the year ended December 31, 2025.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our rhCollagen-based products. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories;

●	expenses incurred under agreements with CROs and investigative sites that conduct our pre-clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting, and advisory services;

●	supply, development, and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and insurance, net of expenses capitalized to inventory; and

●	costs associated with preclinical and clinical activities.

Research and development activities are the primary focus of our business. We expect that our research and development expenses will continue to be significant in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our products.

Our total research and development expenses for the six months ended June 30, 2026 were $2.8 million. We did not apply for grants from the IIA since 2019 and to date, we have charged all research and development expenses to operations as they are incurred.

There are numerous factors associated with the successful commercialization of any of our products, many of which cannot be determined with accuracy at this time. Additionally, future commercial and regulatory factors beyond our control will affect our development programs and plans.

General, Administrative, and Marketing Expenses

Our general and administrative expenses consist principally of:

●	employee-related expenses, including salaries, benefits, and related expenses, including share-based compensation expenses;

●	legal and professional fees for auditors, investor relations and other consulting expenses not related to research and development activities;

●	cost of offices, communication, and office expenses;

●	information technology expenses;

●	business development and marketing activities;

●	stock exchange fees and related services; and

●	board members related expenses, including fees and directors’ and officers’ liability insurance premiums.

Financial Income/Financial Expense, net

Financial income includes interest income regarding short-term deposits and restricted deposits. Financial expense consists of bank and other fees and exchange rate differences from the strengthening of the U.S. dollars compared to the NIS.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2025, we have incurred operating losses of approximately $54.0 million for CollPlant Biotechnologies Ltd. and $52.6 million for CollPlant Ltd.

We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, as amended, or the Investment Law and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

Operating Results

The following table sets forth a summary of our operating results (unaudited):

	Six months ended June 30
	2026	2025
	USD in thousands

Revenues	$181	$2,234
Cost of revenues	880	374
Gross profit (loss)	(699)	1,860

Operating expenses:
Research and development	2,843	4,118
General, administrative and marketing	2,206	2,568
Total operating expenses:	5,049	6,686
Total operating loss	5,748	4,826
Financial income (expenses), net	(75)	27
Net loss for the period	$(5,823)	$(4,799)

Six months ended June 30, 2026, compared to six months ended June 30, 2025

Revenues

In the six months ended June 30, 2026, we generated revenues of approximately $0.2 million, compared to $2.2 million for the six months ended June 30, 2025. The decrease in revenue is mainly related to a $2.0 million milestone payment received in 2025 from a former business collaborator of our medical aesthetics business.

Cost of revenues

We incurred cost of revenues in the amount of $0.9 million in the six months ended June 30, 2026, compared to $0.4 million in the six months ended June 30, 2025. The increase of approximately $0.5 million was mainly attributable to lower utilization of production facilities and inventory write-downs recorded during the period.

Research and Development Expenses

We incurred research and development expenses amounting to $2.8 million in the six months ended June 30, 2026, compared to $4.1 million in the six months ended June 30, 2025. The decrease of approximately $1.3 million was mainly related to our cost reduction plan, including (i) a $0.5 million decrease in personnel-related and share-based compensation expenses, (ii) a $0.3 million decrease in manufacturing and facility-related costs allocated to research and development, primarily due to a decrease in research and development activities, and (iii) a $0.2 million decrease related to the breast implants project.

General, Administrative and Marketing Expenses

We incurred general, administrative and marketing expenses of $2.2 million in the six months ended June 30, 2026, compared to $2.6 million in the six months ended June 30, 2025. The decrease of approximately $0.4 million was mainly attributable to the Company’s cost reduction plan, including a $0.3 million decrease in professional service expenses. The remaining decrease was primarily attributable to lower ongoing personnel-related expenses, partially offset by compensation-related items and higher other expenses, mainly due to a capital loss from the sale of property and equipment in 2026 compared to an insurance reimbursement recorded in 2025.

Financial Income (Expenses), Net

Financial expenses, net for the six months ended June 30, 2026 totaled $0.1 million, compared to financial income, net of $0.03 million in the six months ended June 30, 2025. The increase in financial expenses, net is mainly related to a $0.1 million decrease in interest received on short-term cash deposits.

Critical Accounting Estimates

For information with respect to critical accounting estimates, see the discussion under the heading “Critical Accounting Estimates” in our Annual Report.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see the discussion under the heading “Recent Accounting Pronouncements” in our Annual Report.

Liquidity and Capital Resources

Our primary uses of cash are to fund the Company operation, including working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares and warrants (including public offerings on the Nasdaq, Tel Aviv Stock Exchange and private placements) and government grants from the IIA.

The balance of cash and cash equivalents as of June 30, 2026 and December 31, 2025 totaled $2.6 million and $5.6 million, respectively. In June 2026, we entered into a share purchase agreement for aggregate gross proceeds of $2.6 million, of which $0.7 million was received as of June 30, 2026 and the remaining proceeds were received in July 2026 upon completion of the offering. In addition, during August and September 2026, certain warrants issued in connection with the offering were exercised, resulting in additional gross proceeds to the Company of approximately $5.2 million.

We plan to fund our future operations through potential commercialization of the LightSolver photonic computing technology and potential out-licensing of our rhCollagen technology, raising additional capital through the issuance of equity or debt, adjustment of operating expenses to meet available cash resources or a combination of the foregoing. If additional capital is not available to us when needed or on acceptable terms, we may be required to significantly curtail, delay, or discontinue one or more of our research or development programs or the commercialization of any products or product candidates, and we may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

Cash Flows

Net Cash Used in Operating Activities

Net cash used in operating activities resulted primarily from our net losses, adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income or loss for non-cash items include depreciation and amortization, share-based compensation, exchange differences on cash and cash equivalents, interest from short term deposits and interest from restricted deposit. This cash flow mainly reflects the cash needed for funding the products and pipeline products development and our management costs during the applicable periods.

Net cash used in operating activities in the six months ended June 30, 2026, totaled $5.4 million and consisted primarily of (i) net loss of $5.8 million, adjusted for non-cash items including depreciation and amortization of $0.4 million, share-based compensation of $0.3 million, a loss from disposal of property and equipment of $0.03 million and exchange differences on cash and cash equivalents and restricted cash of $0.04 million, and (ii) a net change in operating assets and liabilities of $0.3 million.

Net cash used in operating activities in the six months ended June 30, 2025, totaled $3.6 million and consisted primarily of (i) net loss of $4.8 million, adjusted for non-cash items including depreciation and amortization of $0.5 million, share-based compensation of $0.7 million and exchange differences on cash and cash equivalents and restricted cash of $0.1 million, and (ii) a net change in operating assets and liabilities of $0.1 million.

Net Cash Used in Investing Activities

Net cash provided by investing activities was approximately $0.01 million during the six months ended June 30, 2026, compared to net cash used in investing activities of $0.01 million during the six months ended June 30, 2025. Net cash provided by investing activities in 2026 was primarily attributable to proceeds from sale of property and equipment, partially offset by purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $2.3 million for the six months ended June 30, 2026, compared to $3.1 million in the six months ended June 30, 2025. Net cash provided by financing activities in 2026 was mainly attributable to net proceeds from the February 2026 registered direct offering and proceeds received on account of shares yet to be issued under the June 2026 share purchase agreement, compared to net proceeds from the June 2025 registered direct offering.

Our cash requirements from known contractual obligations within the next twelve months include:

●	Lease liabilities in the amount of $0.9 million; and

●	Trade and other payables in the amount of $1.6 million, which include amounts related to suppliers, salaries and other liabilities with payment term of less than one year.

Our long-term cash requirements under our various contractual obligations include:

●	Lease liabilities in the amount of $1.8 million.

Cash and Funding Sources

The table below summarizes our sources of funding for the six months ended June 30, 2026:

	Issuance of Ordinary Shares and Warrants	Strategic Collaboration	Total
	(USD in thousands)
Six months ended June 30, 2026	2,339	-	2,339

Funding Requirements

During the fourth quarter of 2025, we updated our expense forecast and initiated a contingency plan that included cost cutting and significant workforce reduction. On September 3, 2026, we acquired LightSolver, following which our operations include LightSolver’s photonic computing activities, including the continued development and commercialization of its Laser Processing Unit (LPU), and evaluating and managing our existing regenerative and aesthetic medicine business. We actively pursue strategic collaborations with potential partners interested in integrating our rhCollagen technology into their development pipelines.

We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our current cash flow and resources are not sufficient to fund our operation for the next 12 months. Accordingly, our ability to continue as a going concern will require obtaining additional financing to fund our operations, which may include private and/or public offerings of debt or equity securities. There can be no assurance that such funding will be available on acceptable terms, or at all.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the costs associated with continuing to evaluate and manage our regenerative and aesthetic medicine programs and technologies and pursuing strategic collaborations, out-licensing opportunities and other business development activities relating to such programs and technologies;

●	the costs associated with the development, validation, scaling and commercialization of LightSolver’s LPU technology and other photonic computing technologies;

●	the timing and extent of LightSolver’s commercialization activities and engagements with customers and strategic partners;

●	selling and marketing activities undertaken in connection with the commercialization of our products and technologies;

●	the costs of integrating LightSolver’s business, operations and personnel into our business and realizing the anticipated benefits of the acquisition;

●	the costs associated with operating and supporting a business in the photonic computing and high-performance computing sectors;

●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties; and

●	the amount and timing of any revenues, milestone payments, licensing fees or other proceeds that we may receive from commercialization activities, strategic collaborations, out-licensing arrangements or other transactions.

For more information as to the risks associated with our future funding needs, see “Item 3.D. Risk Factors” in our Annual Report on Form 20-F. We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations” in our Annual Report.

Trend Information

Following the acquisition of LightSolver, we are in the development stage of LightSolver’s Laser Processing Unit (LPU) technology. With respect to our regenerative and aesthetic medicine business, we continue to evaluate and manage our existing programs and pursue potential strategic collaborations and out-licensing opportunities. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, business development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are included under the heading “Operating and Financial Review and Prospects” in our Annual Report and in this discussion.

Off-balance Sheet Arrangements

As of June 30, 2026, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Contractual Obligations

There were no material changes outside of the ordinary course of business in our contractual obligations as of June 30, 2026, from those as of December 31, 2025 as reported in our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on March 26, 2026.

Our balance sheet liabilities do not include all of the obligations regarding royalties that we are obligated to pay to the IIA based on future sales of our products. The maximum royalty amount plus interest that would be payable by us is approximately $6.9 million (assuming 100% of the royalties are payable). This liability is contingent upon sales of our rhCollagen-based products.